REDHAWK ACQUISITION I CORP.

14201 N. Hayden Road, Suite A-1

Scottsdale, AZ 85260

January 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission

Washington, DC 20549

Attention: Ms. Brown

Re:	RedHawk Acquisition I Corp. Registration Statement on Form S-1 Filed December 6, 2024 File No. 333-283645

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on January 21, 2025, in which the undersigned registrant, RedHawk Acquisition I Corp., a Nevada corporation (the “Company”), requested acceleration of the effectiveness of the above referenced Registration Statement on Form S-1 (the “Registration Statement”) to 11:00 A.M., Eastern Time, on January 23, 2025, or as soon thereafter as practicable (the “Effective Time”), in accordance with 461 under the Securities Act of 1933, as amended.

The Company is no longer requesting that such Registration Statement be declared effective at the Effective Time and we hereby formally withdraw our request for acceleration of the effective date until further notice from the Company.

Very truly yours,

RedHawk Acquisition I Corp.

By:	/s/ Neil Reithinger
Name:	Neil Reithinger
Title:	President

cc:	Brian Higley, Esq., Business Legal Advisors, LLC